Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com

Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, NE
Washington, DC    20549-46449

September 28, 2018
Re: Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C

Index Advantage ADV New York Initial Registration Statement on Form S-1 (File No. 333- 213126) and
Initial Registration Statement on Form N-4 (File Nos. 333-213128 and 811-05716)
Index Advantage NF New York Initial Registration Statement on Form S-1 (File No. 333- 215104) and
Initial Registration Statement on Form N-4 (File Nos. 333-215106 and 811-05716)
Dear Sir/Madam:
We hereby respectfully request the withdrawal, effective immediately, of the registration withdrawal requests filed on September 27, 2018, on behalf of the Registrant's above referenced registration statements on Forms S-1 and N-4. The withdrawal requests will be revised and resubmitted to include additional information as requested by the Division of Investment Management.
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number.
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,
Allianz Life Insurance Company of New York

By:     /s/ Stewart D. Gregg
            Stewart D. Gregg